August 24, 2018

Christopher Carroll
Senior Vice President. Controller and Chief Accounting Officer
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, NY 10022

       Re: The Interpublic Group of Companies, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 26, 2018
           Form 10-Q for the Quarter Ended June 30, 2018
           Filed July 25, 2018
           File No. 001-06686

Dear Mr. Carroll:

       We have reviewed your August 1, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 18, 2018 letter.

Form 10-Q for the Quarter Ended June 30, 2018

Note 3: Revenue
Disaggregation of Revenue , page 13

1. We note your response to prior comment two. Please revise future filings to more fully discuss how you determined you had one performance obligation in your events and public relations arrangements. Reference ASC 606-10-50-12(c). Christopher Carroll
FirstName LastNameChristopher Carroll
The Interpublic Group of Companies, Inc.
Comapany NameThe Interpublic Group of Companies, Inc.
August 24, 2018
August 24, 2018 Page 2
Page 2
FirstName LastName
2. We note your response to prior comment three. Please address the following items related to your advertising services arrangements:
           Please further discuss how you determined that your creative services and production services should not be combined into a single performance obligation. In this regard, we note that you have a significant level of oversight associated with the production services and that the production services use the creative services you have provided.
           Please provide us with a more specific and comprehensive discussion of how you considered the definition of control in your analysis and whether you are directing the use of production services.
           Tell us when you recognize revenue related to production services.

         In order for us to better understand your analysis, please provide us with representative contracts and related invoices, if applicable, for these arrangements.
3. We note your response to prior comment three. Please address the following items related to your media services arrangements:
           Please further discuss how you determined that your media planning and media buying should not be combined into a single performance obligation. In this regard, we note that the media spots purchased are in accordance with a buying guideline that you have developed.
           Please provide us with a more specific and comprehensive discussion of how you considered the definition of control in your analysis and whether you are directing the media buying services.
           We note your statement that you neither purchase nor commit to purchase media spots before they are sold to clients. Please help us better understand when media spots are purchased and how purchases might differ by medium. Please specifically address spots purchased through the upfront advertising market for the television broadcast season.
           Please further describe your consideration of pricing discretion. We note your disclosure on page 9 that you may earn commissions when clients pay you the gross rate billed by media and you pay for media at a lower net rate. Tell us when you recognize revenue related to purchased media spots.

         In order for us to better understand your analysis, please provide us with representative contracts and related invoices, if applicable, for these arrangements. You may contact Kathryn Jacobson, Senior Staff Accountant at (202)
551-3365 or Robert
Littlepage, Accuntant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.
 Christopher Carroll
The Interpublic Group of Companies, Inc.
August 24, 2018
Page 3

FirstName LastNameChristopher Carroll                 Sincerely,
Comapany NameThe Interpublic Group of Companies, Inc.
                                                      Division of Corporation
Finance
August 24, 2018 Page 3                                Office of
Telecommunications
FirstName LastName